April 18, 2005

Mr. Larry Spirger
Assistant Director
United States Security and Exchange Commission
Washington, D.C. 205349
Mail Stop 0407

RE: National Healthcare Corporation
Form 10-K for the fiscal year ended December 3 1, 2004
Filed March 7, 2005
File No. 001-13489

Dear Mr. Spirger:

We are in receipt of your letter to us dated April 5, 2005. We have copied your comments and made our corresponding response to match the order of the comments in your letter.

SEC Comment

Results of Operations

1. In future filings, please provide a more robust discussion of your results of operations including the drivers and factors behind the significant changes of your income statement line items and their impact on your earning trends. For example, you state that the increase in net patient revenues of $41.9 million was due to the increase in Medicare and Medicaid adjustments of $22.3 million and additional revenues of $4.4 million from a newly opened health care and assisted living center. However, you did not disclose the drivers behind the remaining difference and the impact of the drivers on your earning trends. Refer to Item 303(a) (3) of Regulation S-K and see Financial Reporting Codification Section 501.04.

NHC Response:

We note your comments and, in future filings, we shall provide a more robust discussion of our results of operations including the drivers and factors behind the significant changes of our income statement line items and their impact on our earning trends.

SEC Comment

Financial Statements and Notes

Note 1. Summary of Significant Accounting Policies

Net Patient Revenues

2. You state that 64% of your net patient revenues are derived from Medicare, Medicaid and other government programs. Please disclose, in future filings, your revenue recognition policy for patient revenues from other third party payors such as private insurance etc and explain to us in details. Similarly revise your critical accounting policy to include such disclosures in MD &A.

NHC Response:

We recognize all patient revenues on the accrual basis as the services are provided.

Revenues from Government Payers

Medicare program revenues prior to 1999 for skilled nursing facilities and October 2000 for home health agencies, and Medicaid program revenues in certain states are subject to audit and retroactive adjustment by government representatives. As explained in Note 1, we estimate the amounts of these retroactive adjustments in the period the services are performed and adjust the amounts in future periods when differences between estimated settlements and the results of final cost report audits, including the three year review period, are known. Because the timing of the recognition of revenues from government payers requires subjective and complex judgment, and because the amounts of the revenues recorded are significant to our results in 2004, we included a discussion of our policy for the recognition of this type of revenue in our critical accounting policies.

As explained below, our revenues from other third party payers such as private insurance are not significant in amount and do not require complex judgments to determine the timing of their recognition. Therefore we would respectfully propose that we not include a discussion of revenues from other third party payers in our critical accounting policies.

We do already include in our critical accounting policies a comment about the credit risks of accounts receivable from private pay patients in the section titled "Revenue Recognition--Uncertain Collections".

Revenues from Private Payers

For patient revenues from non-government payers, we expect to receive the full amount we bill. If a patient has private insurance that pays less than our billing rate, then we expect to receive the remaining amount from the patient.

Unlike the hospital industry, very few long-term care patients have private insurance that covers the services that we offer. We do not report either internally or externally the amount of our private pay revenue that is paid by an insurance company verses the amount paid by a patient from his or her own funds. We characterize all revenues from non-government patients as private pay revenue.

In response to your comment, we would propose to include in future filings the following disclosure in Note 1. Summary of Significant Accounting Policies:

"For private pay patients in skilled nursing or assisted living facilities, we bill room and board in advance for the current month with payment being due upon receipt of the statement in the month the services are performed. Charges for ancillary, pharmacy, therapy and other services to private patients are billed in the month following the performance of services. All billings are recognized as revenue when the services are performed."

SEC Comment

Note 4. Relationship with National Health Corporation

Sale of Long-term Health Care Centers to and Notes Receivable from National

3. You state that the profit of $15.7 million was deferred as a result of your sale of assets of long term health care centers to National. You also state that the deferred profit will be amortized into income beginning with the collection of the note receivable (up to $12 million) with the balance ($3.75 million) of the profit being amortized into income on a straight-line basis over the management contract period. In MD&A, however, you also state that 'The collection (or alternatively, the offset against certain payables to National) of up to $12 million of notes receivable would result in the immediate recognition of up to $12 million of pretax net income. Currently, the notes are due December 31, 2007. Explain your accounting for the deferral and amortization of the deferred profit and clarify your disclosures, as appropriate. Support your accounting with relevant accounting literature in your response.

NHC Response

The sale of the assets occurred in 1988. The amount of cash collected at the time of the sale was $30,000,000 out of a total sale price of $40,000,000. The sale of the assets was recognized because the buyer made a substantial investment in the property--75% of the sale price in cash.

The gain of $15,745,000 was deferred in part because of the company's continued involvement with the buyer as follows:

1. The company took a $10,000,000 interest only, 1st mortgage note receivable from the buyer. Projections at the time of the sale showed that payment of the required "interest only" payments on a timely basis was not assured. Currently all interest payment requirements are being received on a timely basis. However, no principal payments have been received, nor were any required until maturity by the terms of the note receivable. This note matures on December 31, 2007 unless extended.

2. The company agreed to lend the buyer up to $2,000,000 working capital and has made available a working capital line of credit to the buyer. This obligation expires on January 1, 2008 unless extended.

3. The company entered into a 20-year management contract with the buyer at the time of the sale. The management contract was at market rates. However, projections at the time of the sale showed that payment of the management fees on a timely basis was not assured due to the need for renovations at some locations, low Medicaid cost reimbursement rates in some locations, and resulting low occupancy or poor patient mix in some locations.

The intention from the beginning has been to recognize the deferred gain as follows:

1. $10,000,000 of deferred gain will be recognized as the principal on the $10,000,000 first mortgage note receivable is collected.

2. $2,000,000 of deferred gain will be recognized when the working capital notes are collected and the company no longer has the obligation to make working capital loans of up to $2,000,000 to the buyer.

3. The remaining $3,745,000 of deferred gain is being amortized over the 20 year life of the company's management contract with the buyer.

The MD&A comments are consistent with the footnote disclosure. In MD&A the company wanted to highlight to the reader that the time of recognition of up to $12,000,000 (pre-tax) in previously deferred income is possibly near and that the collection of the notes receivable, if the collection occurs when due or if the notes were to be prepaid, will cause a large fluctuation in reported net income. The company does not have the right to require early collection of the notes receivable.

We believe that the above described accounting treatment is consistent with the treatment that is required under FASB 66, SAB No. 81, and SAB Topic 5.E.

We respectively propose that in future filings we clarify in MD&A that previously deferred income of $10,000,000 will be recognized as income at the time of and in proportion to the collection of the associated $10,000,000 and the deferred income of $2,000,000 will be reported when the company no longer has an obligation to advance the $2,000,000 working capital loan.

SEC Comment

Note 13, Contingencies and Guarantees

4. Refer to Guarantees section. It appears that the put option is part of the note agreement of National and ESOP to their lenders, and that they can exercise the option effective March 31, 2005 to put the entire outstanding balance of the debt (estimated to be $15.1 million) to you. Note that the put option is a derivative under SFAS 133. Advise us the accounting for the put option written (at inception and subsequent to inception), the purpose thereof and clarify your disclosures, as appropriate.

NHC Response

We believe that the obligation referred to above as a put obligation is a part of a financial guarantee contract that qualifies for the exception in paragraph 10(d) of FASB Statement 133. We furthermore believe that our accounting treatment is consistent with the treatment described by Gregory A. Faucette, Professional Accounting Fellow, Office of the Chief Accountant, U.S. Securities and Exchange Commission in his speech made in Washington, D.C. on December 11, 2003.

The transaction in question relates to a $50,000,000 loan that was originated in December 1988 between certain banks and National Health Corporation Leveraged Employee Stock Ownership Trust ("ESOP"). The proceeds of this loan were used to purchase stock in the ESOP's wholly owned subsidiary, National Health Corporation ("National"). National in turn loaned the stock sale proceeds to a predecessor of National HealthCare Corporation ("NHC").

The terms of the ESOP loan included a 20 year amortization and a 5 year balloon. Additionally, the banks required NHC to guarantee 100% of the obligations through a Guaranty and Contingent Purchase Agreement. The Guaranty and Contingent Purchase Agreement called for NHC to purchase the ESOP loan at par value upon an Event of Default (as defined in the Loan Documents) or on the Balloon Payment Date. The terms of the Loan Documents also called for NHC to be able to request the banks to extend the Balloon Payment Date for subsequent five year periods 90 days prior to the Balloon Payment Date. Over the past 15 years, the banks have in fact extended the Balloon Payment Date three times, the last occurring March 31, 2005. Currently, there are no remaining Balloon Payment Dates since the loan fully amortizes between now and the final maturity date.

In the 2004 annual report, we refer to the right of the banks to tender the bonds as a "put option". In no way, however, was the use of the term put option intended to mean anything other than the right of the banks to require NHC to purchase the bonds at par value and at pre-specified payment dates under the Guaranty and Contingent Purchase Agreement.

Accordingly, we believe that the obligation referred to in our Note 13 as a put obligation is a part of a financial guarantee contract that qualifies for the exception in paragraph 10(d) of FASB Statement 133. Therefore, the transaction is not subject to reporting under FASB Statement 133. We account for the guarantee obligation under SFAS 5. FSAB Interpretation 5 does no apply since the guarantee has not been modified subsequent to December 31, 2002.

Although it is not effective as to this transaction, we have also considered FASB Statement 149 and the amended language to FASB Statement 133, paragraph 10(d) found in FASB Statement 149, paragraph 7(c), We believe all three criteria of paragraph 7(c) are met.

For informational purposes, we should disclose to you that there no longer exists any put obligation. The note was extended by the banks at March 31, 2005. Currently, there are no remaining Balloon Payment Dates since the loan fully amortizes between now and the final maturity date.

We respectively request that we clarify the disclosure of this transaction in future filings, making clear the nature of the financial guarantee contract.

Sincerely,

/s/ Donald K. Daniel

Donald K. Daniel

Senior Vice President/Principal Accounting Officer